

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via fax (262) 367-0717

September 27, 2010

Justin Dearborn
Chief Executive Officer
Merge Healthcare Incorporated
6737 West Washington Street, Suite 2250
Milwaukee, WI 53214

  Re: **Merge Healthcare Incorporated**
     Form 10-K for the Fiscal Year Ended December 31, 2009
     Filed March 12, 2010
     Form 10-K/A for the Fiscal Year Ended December 31, 2009
     Filed April 30, 2010
     Forms 8-K Filed April 30, 2010 and June 18, 2010
     Forms 8-K/A Filed September 22, 2010
     File No. 001-33006

Dear Mr. Dearborn:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issued raised.

       Sincerely,

       Kathleen Collins
       Accounting Branch Chief